Exhibit 14.1

Business Conduct

Policy

MICHAEL FOODS, INC.

BUSINESS CONDUCT POLICY

TABLE OF CONTENTS

Overview of Policy and Administration		1-4

Ethical Business Practice		1
Employee Responsibilities		1
Business Conduct Committee		2
Reporting and Investigating Violations		3
Discipline and Employee Evaluation		3
Education and Certification		4

Business Conduct Policies		4-20

Employee Relations		4-7

A.	Human Resource Policy Manual	4
B.	Employment Authorization	4
C.	Non-Discrimination	5
D.	Harassment	5
E.	Drugs and Alcohol	6
F.	Political Activities and Contributions	7
G.	Workplace Violence	7

Relationship with Governments		8-9

A.	Doing Business with Governmental Agencies	8
B.	Hiring Current and Former Government Employees	8
C.	Lobbying	9
D.	Business Courtesies	9

Accounting and Record Keeping		9-10

A.	Accurate Books and Records	9
B.	Receipt of Legal Documents by Employees	10
C.	Use and Protection of Company Property	10

Conflicts of Interest		10-12

A.	Conflict Situations that Require Management Approval	10
B.	Conflicts Arising from Personal Relationships	11
C.	Giving or Receiving Business Courtesies	11

Business Information		12-14

A.	Disclosure of Information to the Public	12
B.	Protection of Confidential Information	13
C.	Crisis Communications	13

Trading in Securities		14

A.	Trading on Non-Public Information	14
B.	Definition of “Material, Non-Public Information”	14
C.	Precautionary Measures	14

Competitive Information Policy		14-15

A.	Gathering and Using Competitive Information	14
B.	Hiring Competitors’ Employees	15

Antitrust Compliance		15-17

A.	Antitrust Laws	15
B.	Dealing with Competitors	15
C.	Relations with Customers	16

Environmental Laws, Occupational Health and Safety, and Product Safety		17-18

A.	Environmental Compliance	17
B.	Occupational Health and Safety	17
C.	Product Safety and Recall	18

Transacting International Business		18-20

A.	Payment for Goods and Services	18
B.	Payment to Foreign Officials	19
C.	Customs Laws	19
D.	Financial Books and Records	19

OVERVIEW OF POLICY AND ADMINISTRATION

Ethical Business Practice

Michael Foods Company and its subsidiaries take pride in our well-earned reputation for conducting our business with the highest integrity and honesty and in compliance with all legal requirements. Even though we live and operate in an increasingly complex world of laws, government regulations and procedures, we consider those laws, procedures and regulations as minimum standards for the conduct of our business. Our principles are grounded in the idea of providing the highest value to our customers. In that regard, we value and respect our customers, suppliers and employees and the communities in which we operate. We are committed to protecting our environment and the safety of all of the people whose lives we touch. To that end, we want to be a company that you are proud to be a part of.

With these principles in mind, your Board of Directors has adopted a Business Conduct Policy to assist each and every employee in understanding their obligation to comply with the laws and regulations applicable to our business and to the high ethical standards to which we are committed. For the purposes of this Business Conduct Policy, “employee” includes all officers, directors and employees, as well as any independent contractors working with Michael Foods on a regular and on-going basis.

Employee Responsibilities

Michael Foods’ employees are expected to comply with all laws, regulations and the Michael Foods Business Conduct Policies. Each employee is responsible to know and understand the legal and policy requirements applicable to their job and to notify management when they believe a violation of law or the policies has occurred.

Supervisors and managers must certify that they have read and understand the Business Conduct Policy and agree to abide by the letter and spirit of the policy. Supervisors and managers have the following responsibilities for themselves and the employees and other contracting parties under their supervision:

•	To ensure that all of their subordinates receive and understand the Business Conduct Policy and any supplemental operating procedures that relate to their Michael Foods’ business activities.

•	To prevent violations of laws and Michael Foods’ policies.

•	To detect and report violations of laws and Michael Foods’ policies.

•	To periodically review the policies with their direct subordinates.

Supervisory and management employees may be required to sign a statement indicating that they and those who directly report to them are aware of the laws and Michael Foods’ Business Conduct Policies that relate to their activities and that they know of no violations of such laws or policies that have occurred since the preceding certification that have not been reported to their management or to the Business Conduct Committee.

Business Conduct Committee

The Board of Directors of Michael Foods has established a Business Conduct Committee to supervise the implementation and operation of the Business Conduct Policy and address legal compliance issues. The committee has the responsibility to establish compliance standards and procedures. Its duties and responsibilities include the following:

•	To establish the Company’s Business Conduct Policy to assure compliance with law and highest ethical business practices.

•	To communicate those policies effectively to employees through education and training, publications and other appropriate means.

•	To monitor and audit reporting mechanisms to assure compliance.

•	To initiate and direct investigations of possible violations.

•	To direct enforcement of the policies through appropriate measures, including discipline of employees and directing remedial action.

•	To report and make recommendation to the Board of Directors concerning matters relating to compliance with the Business Conduct Policy and legal requirements.

The members of the committee and their telephone numbers are set forth below:

Telephone No.
Dennis Woodward Vice President Human Resources	(952) 258-4733

Richard Howe Director of Corporate Services	(952) 258-4797

John D. Reedy Executive Vice President and CFO	(952) 258-4901

You may contact committee members at their office telephone numbers. In addition, the committee has established a compliance InTouch third party hotline number that you may call to discuss Business Conduct Policy compliance issues or to report suspected violations. In all cases, your identity will remain anonymous if you so request.

The InTouch third party hotline number is: 866-MFINPUT (866-634-6788)

If the information you are reporting involves any of the committee members listed above or senior management, you should report compliance issues or suspected violations of the Business Conduct Policy directly to the audit committee at the following special audit committee InTouch third party hotline number: 866-634-6788. The transcripts will only be monitored by members of the audit committee, and your identity will remain anonymous if you so request.

Reporting and Investigating Violations

Protecting Michael Foods’ reputation is every employee’s responsibility. If you believe that another Michael Foods’ employee, consultant or contract worker or a business unit of Michael Foods is violating the law or the Company’s policies or is engaging in activity that could damage Michael Foods’ reputation, you are urged to bring your information to the attention of management. You may report a violation to your supervisor, any member of the Business Conduct Committee or to the InTouch hotline. Violations and suspected violations should be reported immediately. In other words, you should not delay in reporting a violation while you wait for more “hard evidence.”

You are not required to disclose your identity to bring your concerns or questions to the attention of management. You can be assured that such confidentiality will extend not only to you, but will include the person about whom the report is made. Anyone, who violates an employee’s right to confidentiality or anonymity in connection with a reported instance, will be subject to disciplinary action up to and including dismissal.

It is absolutely forbidden for any employee to punish or conduct reprisals against another employee who has reported a suspected violation of law or of the Business Conduct Policy.

Each report of a known or suspected violation will be promptly and thoroughly investigated. In all cases, the investigation will document all actions taken and decisions reached and a report will be prepared even if the investigation reveals that no violation occurred.

Every report should be taken seriously. Each report will be handled at a supervisory level appropriate to the nature of the reported matter. In other words, it is the Company’s policy to resolve reported matters at the lowest supervisory level consistent with effective resolution of the matter. Serious cases may be resolved only at the senior management or Board of Directors level.

Unless directed or charged by management, employees will not investigate alleged violations of the law or the Business Conduct Policy. Such investigations will be conducted under the direction of the Business Conduct Committee or at the appropriate management level.

Discipline and Employee Evaluation

When an employee is suspected of violating the law or the Business Conduct Policy, the employee will be allowed a reasonable opportunity to explain his or her actions. When an employee is determined to have engaged in a violation, he or she may be subject to discipline under this policy and the Michael Foods Human Resource Policy, up to and including termination of employment. Michael Foods strives to apply discipline in a reasonable and consistent fashion; however, the appropriate form of discipline will be determined on a case by case basis.

Compliance with the law and the Business Conduct Policy will be one factor on which employees will be evaluated for compensation and advancement. Employees who deliberately withhold information concerning another employee’s violation of law or these policies will also be subject to appropriate discipline. Employees who withhold compliance information out of fear of retaliation may use the business conduct information hotline and may remain anonymous.

As in the case of the Human Resource Policy Manual of the Company, nothing in this manual is intended to create enforceable employee contract rights.

Education and Certification

The Business Conduct Policy and compliance with laws that are related to your job performance will be communicated to you. Employees whose job functions are subject to additional specific requirements (for example, employees in international sales may require an understanding of particular local legal requirements) must understand and comply with those additional requirements.

Upon hire and periodically thereafter, employees will be required to review the business conduct policies applicable to their job requirements. All employees will be given a copy of the Business Conduct Policy pamphlet and more detailed information will be available from the Company’s Human Resources Department. Each salaried, supervisory and management employee must certify that they have read and understand the Business Conduct Policy and agree to abide by the letter and spirit of each.

BUSINESS CONDUCT POLICIES

Employee Relations

A. Human Resource Policy Manual. Michael Foods has published a Human Resource Policy Manual which provides guidelines relating to the terms and conditions of your employment. The policies set forth in the manual will, to the extent possible, be implemented in a consistent and non-discriminatory manner and each employee is expected to be familiar with those policies. If you have any questions relating to aspects of your employment that are covered by the Human Resource Policy Manual, please contact your supervisor or your unit Human Resources Department.

B. Employment Authorization. It is Michael Foods’ policy to comply with all state and federal laws relating to the employment of minors and generally will not employ applicants under 18 years of age. Individuals between 16 and 18 years old may be considered for employment when the work is not of a heavy or hazardous nature as defined by the Rules and Regulations of the Secretary of Labor. Permission for employing a minor applicant must be obtained from the Human Resources Department. No individual under 18 years of age shall be permitted to operate any motor vehicle in connection with Company business.

It is Michael Foods’ policy to comply with the Immigration Reform and Control Act of 1986 by employing only individuals lawfully entitled to work in the United States. Applicants who have accepted offers of employment must provide original documentation verifying their identity and authorization to work in the United States within three (3) days of beginning work.

If an employee fails to provide the documentation, he or she may be discharged. Documentation considered acceptable for proof of identity and employment are determined by the Immigration and Naturalization Service. This means that applicants must provide a completed I-9 form. This policy is further explained in the Human Resource Policy Manual and is applicable to all employees having hiring authority.

The Company will conduct background verifications for all prospective hires and internal transfers whenever the prospective or existing employee will have substantial discretionary authority in their new position. Whether a given employee or prospective employee will be exercising substantial discretionary authority will be determined on a case by case basis. The results of the background verification will be disclosed only as required by law. The purpose of the background verification is to insure that the Company’s hiring and internal transfer decisions are made with the best possible information and to avoid delegation of substantial discretionary authority to persons who might pose a risk with respect to violations of law or the Business Conduct Policy.

C. Non-Discrimination. Michael Foods is committed to give equal opportunity in employment, training, compensation and promotion to each individual without regard to race, sex, sexual orientation, marital status, color, creed, religion, national origin, age, disability, veteran status or the receipt of public assistance. Michael Foods will also provide reasonable accommodation to disabled applicants and employees to enable them to be considered for and perform those positions for which they are qualified. Michael Foods will not tolerate any action that is inconsistent with this policy.

Managers and supervisors have a special responsibility in insuring that the nondiscrimination goals of the Company are met. Not only must they personally conduct themselves in a manner consistent with this policy, but they are also responsible for establishing and maintaining a climate in the workplace that allows all employees to do their job effectively. Managers and supervisors must identify incidents of discrimination immediately and take corrective action in accordance with the policy.

D. Harassment. As a corollary to the discrimination policy, Michael Foods will not tolerate any form of harassment based on sex, color, religion, national origin, age or disability. Specifically, we are committed to an environment free of unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct or communications constituting sexual harassment as defined by state and federal statutes or harassment based on color, religion, marital status, sexual orientation, national origin, age or disability.

No supervisor shall threaten or insinuate, either explicitly or implicitly, that an employee’s refusal to submit to sexual advances will adversely affect the employee’s employment, evaluation, wages, advancement, assigned duties, shifts, or any other condition of employment or career development.

Other harassing conduct in the workplace is prohibited. This includes offensive jokes, racial or religious slurs, sexual advances, propositions, verbal abuse of a sexual nature, graphic verbal commentaries about an individual’s body and the display in the workplace of sexually suggestive objects or pictures.

Managers and supervisors are responsible to insure that no activities are allowed to take place at work which create an intimidating, hostile or offensive work environment.

The harassment policies of Michael Foods extends to non-employees such as customers, suppliers, visitors and others. Employees may not engage in any conduct with a customer, supplier, visitor or others that would be a violation of the Company’s harassment policy.

If an employee feels that he or she is being harassed or is being subjected to a hostile work environment, you should immediately report the harassment or incident to your immediate supervisor, the unit Human Resources Department, another manager with whom you feel comfortable in discussing the incident or you may use the Company’s compliance hotline. Complaints will be promptly and thoroughly investigated and the Company will take reasonable precautions to maintain the confidentiality of those individuals reporting incidents of harassment.

E. Drugs and Alcohol. Michael Foods prohibits the use of illegal drugs by employees. The possession on Company property or misuse of alcohol or drugs by employees in any manner, which affects safety and/or their job performance, is also prohibited. Specific additional policies may apply to those employees whose job responsibilities involve significant safety issues such as truck drivers and equipment operators.

When Michael Foods deems it necessary to conduct any drug and alcohol testing of job applicants or current employees, such testing will be performed only in accordance with a previously distributed, written drug and alcohol testing policy that conforms to applicable federal, state and local laws.

Legal drugs are permitted on Michael Foods property only if the medication has been prescribed by a licensed physician, the prescription was filled by a registered pharmacist and the prescription is a current or authorized continuing prescription for the person who is in possession of the medication and the medication is in a labeled container from the pharmacy. Employees who are taking prescribed medications that could affect safety or performance are required to consult with their physician about the medication’s effect on their ability to perform their job requirements safely and disclose any restrictions or safety hazards to their supervisor.

The Company reserves the right in cases where reasonable suspicion exists that an employee has violated this policy, to conduct unannounced inspections and searches, with appropriate security or law enforcement officials for alcohol or illegal drugs in employee work areas and other Company property, including, but not limited to employee’s lockers, tool chests, purses, lunch pails, brief cases, desks and Company owned or leased vehicles. Refusal to permit or cooperate in such inspections or searches will be treated in the same manner and with the same consequences as a refusal to test. If a substance which could constitute a violation of this policy is discovered during a search, that substance may be tested under the terms of this policy or turned over to law enforcement officials.

The Company reserves the right to search any Company property at any time, with or without cause, including but not limited to lockers, desks, offices, work stations and Company provided vehicles and equipment.

F. Political Activities and Contributions. Michael Foods does not permit political campaign or partisan political activities of any type on Michael Foods property. An exception to this policy may be authorized in connection with communications by political candidates personally with employees outside buildings located on Michael Foods property, provided that the activity takes place on public property, the passage of individuals and the conduct of the Company’s business is not disturbed, individuals are not compelled in any way to communicate with or participate in the activity, and, equal treatment of candidates is provided, if requested.

Michael Foods does not permit the use of any of its facilities, including conference facilities, telephones, fax machines, word processors and copying machines or its name or trademark in any form to be used for political campaign or fundraising or partisan political purposes. Employees may not participate in off-site partisan political activities during paid working hours and may not do so on Michael Foods premises at any time.

Employees who wish to wear, tee shirts, hats or other articles of clothing that bear political messages or refer to a political candidate may be allowed to do so on Michael Foods property if it is appropriate attire and not disruptive.

No corporate funds may be paid directly or indirectly to a political party or a political candidate or incumbent. Employee participation in the political system must be of a personal nature and in no way involve the Company or imply involvement of the Company.

G. Workplace Violence. It is the policy of Michael Foods to promote the safety of all of its employees, customers, suppliers and visitors and maintain a safe and secure work environment. Acts of violence, stalking, threatening physical or aggressive conduct, harassing or threatening telephone calls or other inappropriate hostile behavior against employees, customers, suppliers or visitors to Company premises that would cause them to reasonably be in fear for their personal safety will not be tolerated. Such acts will be thoroughly investigated and appropriate disciplinary action may be taken up to and including termination and/or filing of charges with law enforcement authorities. Any threat made will be taken to mean exactly what is stated and will be presumed intentional. Michael Foods encourages all employees to promptly and accurately report incidents of threats or acts of violence. No reprisals will be taken against those who in good faith report workplace violence or threats of violence.

Michael Foods will not permit the possession of any weapons on Company property. Weapons will include any form of weapon or explosives restricted under local, state or federal regulations, including firearms, knives or other weapons covered by the law. Michael Foods reserves the right to conduct searches of any person, vehicle or object that enters onto Company property, including search of lockers, desks, purses, brief cases, baggage, tool boxes, lunch sacks, clothing, vehicles parked on Company property or vehicles used for Company purposes regardless of whether or not the vehicle is on Company property. Refusal to permit a search may result in disciplinary proceedings up to and including termination of employment. Carrying a weapon onto Company property in violation of this policy will be considered an act of criminal trespass and will be grounds for immediate removal from the property and may result in prosecution.

Relationship with Governments

A. Doing Business with Governmental Agencies. It is Michael Foods’ policy to comply with all applicable rules, regulations, and contract requirements of all governmental agencies with which we do business. Listed below are some of the important subjects that you should be familiar with before you begin doing business with a federal, state or local governmental agency or with a company that has a contract with any government agency:

•	Gifts and gratuities, also known as business courtesies. The Company’s policy with regard to business courtesies is set forth elsewhere in this manual.

•	Contract negotiation requirements, such as bidding rules and providing accurate, complete and current cost and pricing data.

•	Selection of procurement sources, such as minority set asides, qualified suppliers and affirmative action plan requirements.

•	Free samples.

•	Contract obligations, such as special pricing and intellectual property rights.

•	Government security requirements.

•	Hiring current and former government employees. This subject is dealt with elsewhere in this manual.

•	Making false statements or certifying false data to government agencies.

B. Hiring Current and Former Government Employees. Complex and constantly changing rules govern the recruitment and employment of current and former government employees in private industry. The rules vary according to the employment status of the employee and the functions they performed while employed by the government. Therefore, each situation must be considered on a case by case basis. Prior to any offer of employment to a current or former government employee, you should consult with the Human Resources Department or Company counsel.

Prior clearance from Human Resources is also required to discuss possible employment with, or make offers to or hire as an employee or consultant any member of the immediate family of a current government employee who is in a position to direct or influence significantly the regulatory or contractual treatment of Michael Foods or who is in position to direct or influence the purchase of Michael Foods’ products by any government agency or department.

Former government employees who become Michael Foods employees or consultants must strictly follow all government conflict of interest laws, regulations and policies applicable to their former government employment.

Many foreign countries have laws similar to those of the United States government with respect to hiring government employees. It is Michael Foods’ policy to comply with all such laws and therefore, if you have any questions regarding the hiring of or offer to hire any former employee of a foreign government, you should first contact Michael Foods’ Human Resources Department or Company legal counsel.

C. Lobbying. Michael Foods will comply with all applicable laws, rules and regulations relating to lobbying or attempting to influence governmental officials. Lobbying activities will be authorized only by the President of Michael Foods. Therefore, any communications on behalf of the Company written or communicated to an elected official or any government employee supporting or opposing legislation or government action is prohibited unless authorized in advance by the president of Michael Foods. Such communications may constitute lobbying and would be illegal in some cases unless the Company had first registered and complied with applicable lobbying laws.

D. Business Courtesies. Business courtesies include gratuities, gifts, meals, cocktails, discounts, hospitality, entertainment, recreation, tickets, promotional items, transportation and any tangible or intangible thing of value for which the recipient does not pay the market value and may also include the promise of future employment or compensation. Michael Foods strictly prohibits the giving of any business courtesies to government employees and consultants. Federal, state and local governments often have very specific and strict gratuity and bribery rules governing when and under what circumstances their employees and consultants can receive business courtesies or gratuities. Because of the complexity of these rules, Michael Foods strictly prohibits the giving of any business courtesies to employees and consultants of governmental units. If you have any doubt as to whether a particular activity involves a business courtesy, consult your supervisor.

Accounting and Record Keeping

A. Accurate Books and Records. All Michael Foods’ business units must comply with laws relating to the maintenance of accurate and complete financial books and records. No Michael Foods’ funds or property can be used for any unlawful, improper or unethical purposes; no undisclosed, unrecorded or secret fund or assets can be established and no false or artificial entries can be made in Michael Foods’ financial books and records for any purpose. Michael Foods’ financial books and records must be maintained in accordance with generally accepted accounting principles, Michael Foods’ fiscal procedures and all local and national laws regarding the maintenance of corporate books and records. Among other things, this means that items of income and expense are recorded when earned or incurred and all underlying business records accurately reflect the timing and amount of the transaction.

Michael Foods’ internal control system has been established to ensure that all corporate funds and assets are properly acquired, safeguarded, disposed of and recorded on Michael Foods’ accounting records. Corporate liabilities must be properly incurred and reported in Michael Foods’ accounting records. External financial reporting must be accurate and reliable and reflect the business activity in the Company.

Every Michael Foods employee is responsible to cooperate fully with the accounting and record keeping requirements including accurate recording of time reports, product information, expense accounts, financial accounts and journals, sales invoices and purchasing documents, and documents submitted to government or regulatory authorities. In addition, every Michael Foods employee must cooperate fully with and provide full and complete information to internal auditors and Michael Foods’ independent certified public accountants in the performance of their assigned duties.

When an employee signs or initials a request, report or other official Company document such as an invoice, expense report or financial report, that employee is certifying that to the best of his or her knowledge the content of the document is complete and accurate. If there is a mistake or misunderstanding, it should be corrected immediately.

B. Receipt of Legal Documents by Employees. Employees are not authorized to accept service of legal documents for the Company or any of its business units unless required by law to do so. Employees who receive legal documents must immediately direct them to the President of the Company or his/her designated representative. Legal documents include complaints, subpoenas, court orders, garnishment notices, IRS levies, notices of bankruptcy, and any other official communication from a federal, state or local governmental agency that requires a response by the Company.

C. Use and Protection of Company Property. Michael Foods’ property and proprietary information are to be used solely for the benefit of Michael Foods. All Michael Foods’ employees are responsible for the proper use of Michael Foods’ property and must safeguard this property against loss, damage, misuse or theft. No employee may use Michael Foods’ property for any use other than Michael Foods’ business, whether or not that use is for personal benefit. Company property is not limited to personal property or real property, but also includes intellectual property, computer software, trade secrets, technology databases, proprietary information and other non-public information about Michael Foods’ business.

An employee with access to confidential and proprietary information of Michael Foods may be required to sign a separate confidentiality agreement, which may impose obligations on the employee beyond termination of employment.

Conflicts of Interest

A. Conflict Situations that Require Management Approval. Employees of the Company must avoid situations and activities where their personal interests could conflict, or reasonably appear to conflict, with the interest of Michael Foods. A conflict of interest is any opportunity for personal gain by an employee apart from the normal compensation provided through employment. Whether a conflict exists is to be decided by management, and management’s decisions are final. Examples of real and potential conflict situations that first must be approved by management include:

•	Competing directly or indirectly with any part of Michael Foods.

•	Having a direct or indirect financial interest in or financial relationship with Michael Foods’ competitors, suppliers or customers (except insignificant stock interests in publicly held companies).

•	Having full or part time employment or consulting relationships outside Michael Foods.

•	Serving on the board of directors of a for profit non-affiliated corporation.

•	Investing, except for insignificant stock interests in publicly held companies, in an outside business opportunity in which Michael Foods has an interest because of its relationship to existing Michael Foods business or technology areas.

In all of these areas, you should consult with your supervisor and prior management approval is required if a real or potential conflict situation is found to exist.

This policy is not intended to prohibit employee participation in bona fide charitable activities or similar non-profit organizations.

B. Conflicts Arising from Personal Relationships. Personal relationships Michael Foods’ employees have with those outside Michael Foods or with fellow employees, such as business, family, friendship or romantic relationships can give rise to conflicts of interest. A conflict exists where the parties in the relationship receive or give unfair advantage or preferential treatment because of the relationship. Even the appearance of a conflict can damage an important Michael Foods interest. Michael Foods does not prohibit personal relationships, but management is responsible to take appropriate action, including disciplinary action, to protect the Company, when a personal relationship threatens to damage an important Company interest.

The Company does not encourage or discourage the employment of relatives. However, as a general rule, unless approved by senior management (for example in connection with the acquisition of a family-owned business), an employee may not directly or indirectly supervise a relative. Generally, without senior management approval, employees related to each other will not be employed in the same department or in separate departments in an area of the business where the work may offer the opportunity for abuse of the relationship.

If you have any questions regarding this policy, please contact the Human Resources Department.

C. Giving or Receiving Business Courtesies. Business courtesies and gratuities are gifts, such as Michael Foods’ products, meals, cocktails, discounts, hospitality, entertainment, recreation, tickets, promotional items, transportation and any tangible or intangible thing of value for which the recipient does not pay the fair market value. Michael Foods’ employees may not accept or give any business courtesy or gratuity in their business relationships that do not meet all of the following standards:

•	They do not violate the law, regulations, and reasonable customs of the marketplace or the known policy of the recipient or the recipient’s employer.

•	They are reasonable in cost, amount, quantity and frequency.

•	They are appropriate as to time and place.

•	They do not influence or give the appearance of influencing the business judgment of the recipient.

•	They can stand public scrutiny without damaging Michael Foods’ reputation.

•	If given by a Michael Foods employee directly or indirectly using Michael resources, they are properly reflected on Michael Foods’ books and records.

Under no circumstances should you give or accept money as a business courtesy or gratuity. Further, under no circumstances should you accept any business courtesy from a Michael Foods competitor.

THESE GUIDELINES APPLY EVEN WHEN NO REIMBURSEMENT FROM THE COMPANY IS SOUGHT. IF YOU ARE UNCERTAIN ABOUT THE APPROPRIATENESS OF YOUR CONDUCT UNDER THIS POLICY, YOU SHOULD CONSULT YOUR SUPERVISOR OR CALL THE VICE PRESIDENT OF HUMAN RESOURCES BEFORE TAKING ANY ACTION.

The foregoing policy does not apply to charitable contributions and other Michael Foods business transactions that follow Michael Foods’ policies and procedures. Furthermore, the policy is not intended to alter normal personal relationships simply because the recipient or giver is a person that has business relationships with Michael Foods. In such cases, you should be guided by the standards outlined above.

Business Information

A. Disclosure of Information to the Public. It is the policy of Michael Foods to make clear, accurate, complete, timely and consistent disclosure of material information about the Company. This is true for all situations where information is conveyed, no matter how informally. To achieve these goals more fully, the Company has centralized disclosure by appointing designated spokespersons who are the only personnel authorized to discuss information about the Company with persons outside the Company.

Even though the number of employees who are authorized to discuss the Company’s internal affairs with outsiders is extremely limited, there are several firm-wide policies which all Company employees should be aware. These policies include:

•	Michael Foods does not disclose financial or other proprietary information unless legally required to do so.

•	Michael Foods does not discuss possible future financial performance except in very general terms.

•	Michael Foods does not disclose information about employees other than biographical information and other key employment data.

•	Michael Foods does not characterize any person in personal terms.

•	All contact with the media must go through one of the following officers:

Gregg A. Ostrander, President and Chief Executive Officer

Mark D. Witmer, Treasurer

•	Officers or employees who receive requests for media interviews must contact the President and Chief Executive Officer who will determine whether the officer or employee may grant the interview.

B. Protection of Confidential Information. All of Michael Foods’ intellectual property and non-public information is protected. All employees, because they are information users, custodians, or stewards, must protect these resources from misuse, theft, fraud, loss and unauthorized use, disclosure or disposal. Intellectual property includes confidential data, whether verbal, printed, written or electronically recorded or transmitted, including technologies, concepts, formulas, software devices and compilations of information which give the Company a competitive advantage. Such items include business, financial and marketing data, marketing and pricing strategies, technologies and concepts, product formulation information, engineering and manufacturing know-how and process, business and product plans, dealer and customer lists, pricing of raw materials, internal data bases, personnel information, patent applications, patents and copyrighted materials and trade secrets. The Company reserves the right to require specific employees to sign a confidentiality agreement. To the extent possible, confidential information should be safeguarded and marked confidential. Confidential information should not be left in places where persons without authorization may have access to it. Employees carrying confidential information outside of the Company’s facilities should take necessary steps to protect and secure the information. Care should be taken in discussing the Company’s business with others. Specifically, employees should not discuss products, prices, earnings, volumes, new developments or capital requirements that have not previously been made public by the Company or talk about any other confidential information or business plans or discuss confidential information among themselves if they are in the general presence of others unrelated to the Company.

C. Crisis Communications. It is Michael Foods’ policy to provide accurate and timely information to employees, the public and the media during a major crisis situation to protect the health, safety and welfare of employees and the public. The Company has developed a crisis management program that provides instruction on the proper procedures, which must be followed in the event of a major crisis. All supervisory employees should be familiar with the crisis management program.

If you have any questions with regarding to crisis management procedures, please contact a member of the crisis management team.

Trading in Securities

A. Trading on Non-Public Information. All Michael Foods employees must comply with the laws, rules and regulations relating to the trading of Michael Foods’ securities and the trading of securities of any other business enterprise. Michael Foods’ employees must not use material non-public information they obtain by reason of their Michael Foods employment or from a third party source when they engage in securities transactions for the Company’s, their own, a friend’s or any third party’s gain or advantage. This includes the purchase or sale of securities either directly or through intermediaries if you are in the possession of material non-public information. Obviously, as an employee of Michael Foods you are in a position to acquire material information about Michael Foods that is not public. However, you are also prohibited from trading in any other company’s securities if you are in possession of material, non-public information about that company. Violation of the insider trading laws may subject the Company and the individuals to severe civil and criminal sanctions.

B. Definition of “Material, Non-Public Information.” Information is deemed “material” if a reasonable investor would consider it important in determining whether to buy, sell or hold the securities in question. Information is “non-public” until the public has received it and had a chance to assimilate it. Importantly, the determination of whether information is “material” will be made with the benefit of hindsight.

C. Precautionary Measures. Michael Foods’ managers and supervisors should make sure that employees who report to them and who may have access to material non-public information understand this policy and that they take reasonable precautions to assure compliance with this policy. Such precautions include restricting material non-public information on a need-to-know basis; providing security in the workplace for files and working documents containing material non-public information; establishing written records of those having access to material non-public information and monitoring securities trading for indications of insider trading.

Competitive Information Policy

A. Gathering and Using Competitive Information. Michael Foods’ employees must not violate the legal rights of competitors and third parties in gathering and using competitive information. To comply with this policy, employees must follow the following guidelines when gathering competitive information:

•	Information about a competitor’s pricing, price terms, allocations of markets or customers must not be obtained from the competitor or from any third party who is not legally entitled to disclose the information.

•	Information gathered or used must not be confidential or proprietary to a third party.

•	Lawful, ethical methods must be used to obtain competitive information.

•	Gathering information about and having conversations with outsiders about a competitor’s intellectual property rights, such as patents, patent applications, trade secrets and licenses can pose significant legal and ethical risks and should not be initiated without obtaining prior approval from senior management.

B. Hiring Competitors’ Employees. Before hiring former or current employees or consultants of Michael Foods’ competitors, you must determine whether the employee is subject to any agreement that would conflict with or restrict his job responsibilities at Michael Foods. If an employee has any concern that they are being hired because of unique information obtained as a result of their employment with a competitor, or if the employee is subject to the restrictions described above, no offer of employment should be made until the employee has reviewed the matter with Company legal counsel and senior management and obtained their approval.

Antitrust Compliance

A. Antitrust Laws. It is Michael Foods’ policy to strictly comply with antitrust laws and the competition and anti-monopoly laws of all countries, states and governmental bodies in which Michael Foods conducts business. Supervisors and managers are responsible for insuring that employees under their supervision are aware of and comply with this policy. There is no exception to this policy nor shall it be compromised or qualified by any employee.

If you engage in any conduct or practice that may involve the antitrust laws, you should be guided by this policy and should seek advice of Company legal counsel.

B. Dealing with Competitors. Collusion or any understanding, plan, arrangement or agreement with the Company’s competitors involving any of the following subjects in all probability is a violation of the federal antitrust laws and is absolutely prohibited by this policy. You may not have any expressed plan, arrangement or agreement, express or implied, with any representative of a competitor concerning the following matters:

•	Prices.

•	Pricing methods and policies.

•	Price changes.

•	Bids or bidding on a particular contract

•	Discounts

•	Promotions.

•	Rebates.

•	Terms or conditions of sale.

•	Costs.

•	Profits.

•	Deliveries.

•	Distribution or transportation.

•	Any other matter relating to or affecting prices or any element of price.

Because innocent discussions with regard to any of the above topics are dangerous, communications with representatives of a competitor with regard to any of the foregoing matters are strictly prohibited.

In all instances, Michael Foods will independently and unilaterally determine the prices and terms for the sale of Michael Foods’ products in light of its costs and market conditions. When employees consider competitive prices in determining Michael Foods Prices, you must obtain competitive prices only from sources other than competitors, such as published price lists, previously circulated to the trade or Michael Foods’ customers. In all instances, you should document the source of all competitive price information obtained.

Except in the context of bona fide vendor/vendee relationships, you may not give to or receive from a competitor information on any of the subjects outlined above.

You may not have any discussion, communication, understanding, plan, arrangement or agreement with any representative of a competitor relating to the allocation of customers among competitors, the division of markets, territories or products, the restriction or allocation of exports or imports or the control or limit of production, quality or research.

You may not have any discussion, communication, understanding, plan, arrangement or agreement with any representative of a competitor to limit business or to refrain from doing business with a particular company. Michael Foods will choose its own customers and suppliers.

It is not illegal or inappropriate for Michael Foods’ employees and representatives of competitors to meet and talk from time to time. These discussions normally take place at trade association meetings and similar industry functions. However, since trade associations are a common ground for competitors to meet and discuss common interests, their activities are closely scrutinized by legal authorities. Michael Foods encourages its employees to participate in trade associations, but in such context you should not attend or remain present at any concealed or secret meeting of competitors or any meeting of competitor member of a trade association or similar organization. If you attend a trade association meeting and become aware that competitors are discussing improper subjects, you should leave the meeting immediately and advise your superior and Company legal counsel.

C. Relations with Customers. Any understanding, plan, arrangement or agreement with customers regarding resale prices in all probability will violate the antitrust laws. Michael Foods prohibits any agreement or coercion of customers regarding the prices at which Michael Foods’ customers resell Michael Foods’ products. Michael Foods’ customers must remain free to establish their own resale price of Michael Foods’ products. From time to time, Michael Foods may recommend resale prices, but no Michael Foods employee is authorized to force adherence to suggested resale prices.

Michael Foods’ policy is to set prices for its products fairly and competitively. It is Michael Foods’ policy to comply with all laws relating to unfair price discrimination. Generally, unlawful price discrimination must substantially lessen competition, create a monopoly or destroy, injure or prevent competition. Not all types of price discrimination are unfair and against Company policy. Pricing differentials based on manufacturing costs, transportation, and sales volume or to meet competition generally are permissible.

The laws relating to unfair price discrimination and other aspects of the antitrust laws are extremely complex. If you have any concern that a pricing policy or practice may violate the anti-trust laws, you should contact Company legal counsel or the compliance policy hotline.

Environmental Laws, Occupational Health and Safety, and Product Safety.

A. Environmental Compliance. It is the policy of Michael Foods to comply with all applicable federal, state and local environmental laws and regulations and to conduct business in a manner which protects the environment and Company employees from environmental harm. It is also the policy of Michael Foods to establish maintain appropriate plans, procedures and programs to comply with all applicable environmental laws and regulations.

Every Michael Foods facility and business unit should have a system in place that assures compliance with environmental laws and regulations. Each Michael Foods facility will prepare, maintain and file with appropriate regulatory authorities accurate and complete environmental permit applications, reports, plans, records, manifests, certifications and other environmental documents as may be required by law. Each business unit will develop processes for solving its own environmental pollution and conservation programs to prevent pollution at the source wherever and whenever possible.

If a release of hazardous substance or petroleum products occurs, employees should follow all the necessary safety precautions and attempt to contain and recover the materials if appropriate. Employees also should report the release or spill of any hazardous substances or petroleum products to their supervisor and the Company. If required, the Company will notify federal and local regulatory authorities of releases and spills. If an emergency exists, Michael Foods’ employees should immediately contact the local fire department and otherwise follow the emergency rules for the Michael Foods business unit.

Michael Foods’ employees should immediately inform their supervisor of all government inspections, written complaints and inquiries (whether formal or informal) and should not respond to those inspections, complaints and inquiries until advice has been obtained from the appropriate management supervisor. In all events, employees must cooperate with government investigators and/or regulators.

B. Occupational Health and Safety. Michael Foods is committed to providing a safe and healthy workplace for its employees. These commitments can only be met through awareness and cooperation of all Michael Foods’ employees. Employees have a responsibility to abide by safe operating procedures, to guard our own and our fellow employees’ health.

It is the Company’s policy to comply with the letter and spirit of federal, state and local occupational health and safety laws and regulations and to attempt to develop a cooperative attitude with inspection and enforcement personnel from agencies enforcing those laws and regulations. In keeping this spirit, employees are encouraged to immediately report to their supervisor’s conditions which they perceive to be unsafe or unhealthy. Michael Foods is committed to further the safety and health of its employees through regular work site analysis and inspection. Employees are expected to fully cooperate with all safety inspections and analysis. Employees are also expected to engage in their own work site analysis on a day to day basis. If employees become aware of a work site hazard, or a potential work site hazard, they must immediately contact their supervisor.

Once a workplace safety or health hazard or potential hazard has been identified, steps must be taken to immediately eliminate or remedy the hazard.

Employees shall regularly receive safety and health training appropriate for their workplace.

Accidents and near-miss incidents must be promptly reported and investigated. Under certain circumstances, accidents and safety concerns must also be reported to regulatory authorities.

C. Product Safety and Recall. As a processor and distributor of food products, Michael Foods must comply with all requirements of the Food, Drug and Cosmetic Act as well as the applicable regulations issued by the Food and Drug Administration and State and Local agencies that regulate the quality and distribution of food products. All products will comply with federal and state product labeling laws and will be properly date of use coded. All data, representations, certifications and other information that are required to be maintained are to be made contemporaneously, completely and accurately by the individual who performed the work or is responsible for the document. Each employee who is responsible for submitting materials to the FDA or other regulatory agencies must insure that all proposed submissions are correct and complete in all respects. This policy strictly prohibits the submission of false statements and representations; submission of altered data, submission of misleading data or omission of required data.

The Company has developed an emergency policy and procedures for product recall. All supervisory employees who are involved in product recall situations should be familiar with the product recall policies and procedures.

Transacting International Business

As Michael Foods has grown, its international business activities have expanded and will continue to expand. Michael Foods’ business conduct policies apply equally to international business transactions, and Michael Foods is committed to comply with all local requirements of each country in which it conducts business, including United States laws that may apply in other countries. Examples of requirements that apply worldwide are as follows:

A. Payment for Goods and Services. Michael Foods’ payment for goods and services provided to Michael Foods outside the United States must be paid by Michael Foods’ check, draft or other approved documentary transfer payable to the person or company legally entitled to receive payment. Written contracts must be used to purchase goods and services except where purchases are routine in nature and arise out of the Company’s ordinary course of business. No payment must be made to a party in a country other than that in which the party resides, maintains a place of business or has delivered goods or services for which payment is made, except where it is clear that payment made in that country will not violate local laws such as income, tax or currency control laws.

Michael Foods’ employees working outside the United States must comply with all applicable tax and currency control laws in the countries of their principal employment.

B. Payment to Foreign Officials. The Foreign Corrupt Practices Act prohibits Michael Foods’ from making payments to foreign government officials for the purpose of obtaining favorable government action or keeping government business regardless of whether such payments would be acceptable in the foreign country. This law specifically prohibits Michael Foods from directly or indirectly offering, promising to pay, or authorizing the payment of money or anything of value to foreign government officials for the purpose of influencing the acts or decisions of foreign officials, inducing foreign officials to act or fail to act in violation of their lawful duties, or inducing foreign officials to use their influence to assist in obtaining or retaining business for or directing business to any person.

Simply put, no payment which could be viewed by a third party as a bribe to a foreign official, regardless of how minor, may be made by any Michael Foods employee to a foreign government official.

C. Customs Laws. It is Michael Foods’ policy to comply with all customs laws and regulations in each country into which Michael Foods exports goods. Such customs laws and regulations require appropriate customs documentation, country of origin marking and proper classification and value declarations.

D. Financial Books and Records. The Foreign Corrupt Practices Act applies to Michael Foods’ business transactions both inside and outside the United States. It requires Michael Foods to maintain accurate and complete financial books and records. No Company funds or assets can be used for any unlawful, improper or unethical purpose; no undisclosed, unrecorded or secret funds or assets can be established, and no false or artificial entries can be made in Michael Foods’ financial books and records for any purposes.

MICHAEL FOODS, INC.

BUSINESS CONDUCT POLICY

Acknowledgement

I have received a copy of the MICHAEL FOODS, INC. BUSINESS CONDUCT POLICY. I have /will read this document and agree to abide by the rules and regulations of the Company. I understand that these policies and procedures contained herein supersede any and all prior past practices. Further, I understand that these policies are subject to change and I will receive the appropriate notification.

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